Julius Baer Investment Funds
330 Madison Avenue
New York, NY 10017

February 22, 2006

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Julius Baer Investment Funds
Request for Withdrawal of Amendment to Registration Statement
Act File Nos. 33-47507 and 811-06652

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933 (“1933 Act”), on behalf of the Julius Baer Investment Funds (the “Registrant”), I hereby submit this application by direct electronic transmission (EDGAR) for withdrawal of Post-Effective Amendment (“PEA”) Numbers 36, 37 and 38 to the Registrant’s registration statement, together with all exhibits, filed on July 18, 2005, September 30, 2005 and December 12, 2005 respectively (the “Amendments”) (SEC accession Nos. 0000930413-05-005091, 0000930413-05-006944, 0000930413-05-008205).

The Registrant filed PEA Number 36 with the Securities and Exchange Commission pursuant to Rule 485(a) of the 1933 Act to register the Mid Cap Value Fund, and filed PEA Numbers 37 and 38 pursuant to Rule 485(b) of the 1933 Act to designate a new effective date for PEA number 36. Registrant is requesting withdrawal of the Amendments because the Registrant has decided not to offer the Mid Cap Value Fund at this time. The Amendments have not become effective and no securities were sold in connection with this offering.

The registrant hereby requests that an order be issued granting its request for withdrawal of the Amendments as soon as it is practicable.

Sincerely,

/s/ John Whilesmith

John Whilesmith
Secretary of the Registrant